Exhibit 23.3

May 7, 2024

To: Qilian International Holding Group Limited

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu 610200

People’s Republic of China

Dear Sir/Madam,

We are lawyers licensed and qualified to practice law in the People’s Republic of China (the “PRC”) and have acted as special PRC counsel of the Company. We hereby consent to the use of the filing hereof as an exhibit to the registration statement on the No.1 Amendment to Form F-3 (the “Registration Statement”) and to the reference to our name in such Registration Statement, to the extent that they describe or summarize matters of PRC Laws or documents, agreements or proceedings governed by the PRC Laws.

In giving such consent, we do not thereby admit that we come within the category of the person whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours sincerely,
/s/ Gansu Quanyi Law Firm
Gansu Quanyi Law Firm